Room 4561

March 11, 2010

Jacques Kerrest
Chief Financial Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Freemont, CA 94555

Re: ActivIdentity Corporation
Item 4.01 Form 8-Ks
Filed February 19, 2010 and March 3, 2010
File No. 000-34137

Dear Mr. Kerrest:

We have completed our review of your Form 8-Ks and have no further comments at this time on the specific issues raised.

Sincerely,

Morgan Youngwood
Staff Accountant